FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X                  Form 40-F

 Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank, nor is it an invitation or offer to or a solicitation of any offer to acquire, purchase or subscribe for securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank, or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities of HSBC Holdings, HSBC Asia Pacific or Hang Seng Bank in any jurisdiction in contravention of applicable law. This announcement is not for release, publication or distribution, in whole or in part, in or into or from any other jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction.

HSBC Holdings plc (Hong Kong Stock Code: 5)	Hang Seng Bank Limited (Stock Codes: 11 (HKD counter) and 80011 (RMB counter))
The Hongkong and Shanghai Banking Corporation Limited

                           JOINT ANNOUNCEMENT

(1)  PROPOSAL FOR THE PRIVATISATION OF HANG SENG BANK LIMITED BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 673 OF THE COMPANIES ORDINANCE
AND

          (2)  PROPOSED WITHDRAWAL OF LISTING OF HANG SENG BANK SHARES

DISCLOSURE OF SUPPLEMENTAL INFORMATION UP TO LATEST PRACTICABLE DATE OF THE SCHEME DOCUMENT

Joint Financial Advisers to HSBC Holdings and HSBC Asia Pacific (in alphabetical order) BofA Securities Goldman Sachs	Financial Adviser to Hang Seng Bank Morgan Stanley
Financial Adviser to HSBC Asia Pacific The Hongkong and Shanghai Banking Corporation Limited	Independent Financial Adviser to the Hang Seng Bank IBC Somerley Capital Limited

INTRODUCTION

Reference is made to (i) the joint announcement dated 9 October 2025 jointly issued by HSBC Holdings plc ("HSBC Holdings"), The Hongkong and Shanghai Banking Corporation Limited ("HSBC Asia Pacific") and Hang Seng Bank Limited ("Hang Seng Bank") pursuant to Rule 3.5 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code") regarding, among others, the proposal for the privatisation of Hang Seng Bank by HSBC Asia Pacific by way of a scheme of arrangement under section 673 of the Companies Ordinance (the "Scheme") (the "Proposal"); (ii) the announcement dated 15 December 2025 jointly issued by HSBC Holdings, HSBC Asia Pacific and Hang Seng Bank in relation to, among others, the despatch of the Scheme Document; and (iii) the composite scheme document dated 15 December 2025 jointly issued by HSBC Holdings, HSBC Asia Pacific and Hang Seng Bank in relation to the Proposal and the Scheme (the "Scheme Document"). Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as those defined in the Scheme Document.

As disclosed in the Scheme Document, certain information in relation to the holdings of, and dealings by, the HSBC Group (including HSBC Asia Pacific and the Hang Seng Bank Group), BofA Securities and Goldman Sachs (as the joint financial advisers to HSBC Holdings and HSBC Asia Pacific in respect of the Proposal) in Hang Seng Bank Shares and other relevant securities of Hang Seng Bank was provided as at, or for the relevant period up to, 10 December 2025, being the latest practicable date prior to the publication of the Scheme Document for the purposes of ascertaining such information.

Following the despatch of the Scheme Document, HSBC Holdings, HSBC Asia Pacific and Hang Seng Bank wish to provide shareholders of and/or potential investors in Hang Seng Bank with updated information regarding the relevant holdings of, and dealings by, the HSBC Group (including HSBC Asia Pacific and the Hang Seng Bank Group), BofA Securities and Goldman Sachs in Hang Seng Bank Shares and other relevant securities of Hang Seng Bank as at, or for the relevant period up to, 12 December 2025, being the Latest Practicable Date set out in the Scheme Document.

DISCLOSURE OF INTERESTS IN RESPECT OF HANG SENG BANK SHARES

Shareholding structure of Hang Seng Bank as of the Latest Practicable Date and effect of the Proposal and the Scheme

As at 12 December 2025 (being the Latest Practicable Date), other than the issued share capital of Hang Seng Bank comprising 1,872,937,536 Hang Seng Bank Shares (including the Hang Seng Bank Shares represented by the Hang Seng Bank ADSs), there were no other relevant securities issued by Hang Seng Bank.

As at 12 December 2025 (being the Latest Practicable Date), save for the Hang Seng Bank ADSs, Hang Seng Bank had no outstanding options, warrants, derivatives or securities convertible into Hang Seng Bank Shares and no relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) in issue other than its total issued share capital of 1,872,937,536 Hang Seng Bank Shares (of which 4,080,454 Hang Seng Bank Shares were represented by Hang Seng Bank ADSs).

Assuming that there is no change in the number of Hang Seng Bank Shares and no change in the holdings of Hang Seng Bank Shares from 12 December 2025 up to and including the Scheme Effective Date, the table below sets out the shareholding structures of Hang Seng Bank as at 12 December 2025 (being the Latest Practicable Date) and immediately upon the Scheme becoming binding and effective:

Hang Seng Bank Shareholders	As at 12 December 2025 (being the Latest Practicable Date)		Immediately upon the Scheme becoming binding and effective
	Number of Hang Seng Bank Shares	Approximate % (Note 11)	Number of Hang Seng Bank Shares	Approximate % (Note 11)
HSBC Asia Pacific (with respect to the HSBC Asia Pacific Non-Scheme Shares) (Notes 1 and 9)	1,188,057,371	63.4328	1,872,937,536	100
HSBC Group discretionary fund managers, asset managers and principal traders, and other entities (Note 6)	17,544,205	0.9367	-	-
Kathleen Gan Chieh Huey (Note 2)	2,500	0.0001	-	-
David Gordon Eldon (Note 3)	300	0.0000	-	-
The close relatives and controlled entities of Kuok Khoon Chen (Note 4)	5,148,634	0.2749	-	-
Camay Wong (Note 5)	4,514	0.0002	-	-
BofA Securities (Note 7)	10,217	0.0005	-	-
Goldman Sachs (Note 7)	21	0.0000	-	-
Aggregate number of Hang Seng Bank Shares held by HSBC Asia Pacific and HSBC Asia Pacific Concert Parties	1,210,767,762	64.6454	1,872,937,536	100
Luanne Lim Hui Hung (Note 8)	2,000	0.0001	-	-
Other Code Disinterested Shareholders	662,167,774	35.3545	-	-
Aggregate number of Hang Seng Bank Shares held by Code Disinterested Shareholders	662,169,774	35.3546	-	-
Total number of Scheme Shares (Note 9)	684,880,165	36.5672	-	-
Including: Ordinance Disinterested Shares (Note 10)	667,335,960	35.6304
Total number of Hang Seng Bank Shares	1,872,937,536	100	1,872,937,536	100

Notes:

(1)     Such Hang Seng Bank Shares represent the strategic shareholding of HSBC Asia Pacific in Hang Seng Bank, and are held by HSBC Asia Pacific through its wholly-owned subsidiary, Wayfoong Nominees Limited.

(2)     Kathleen Gan Chieh Huey is a director of HSBC Asia Holdings. Therefore, Ms. Gan is an HSBC Asia Pacific Concert Party and is not a Code Disinterested Shareholder. Kathleen Gan Chieh Huey is also a non-executive director of Hang Seng Bank.

(3)     David Gordon Eldon is a director of HSBC Asia Pacific. Therefore, Mr. Eldon is an HSBC Asia Pacific Concert Party and is not a Code Disinterested Shareholder.

(4)     Kuok Khoon Chen is a director of HSBC Asia Pacific. As at 12 December 2025, (i) Teeku Limited, Rubi Limited and Rightune Limited (each being companies controlled by Mr. Kuok's related trusts) held an aggregate of 2,000 Hang Seng Bank Shares; (ii) Alpha Model Limited, Bright Magic Investments Limited, Kerry Trading Company Limited and Macromind Investments Limited (each being subsidiaries of Kerry Group Limited, a company controlled by Mr. Kuok and his close relatives (within the meaning of the Takeovers Code)) held an aggregate of 3,118,052 Hang Seng Bank Shares; (iii) certain close relatives (within the meaning of the Takeovers Code) of Mr. Kuok held an aggregate of 1,866,582 Hang Seng Bank Shares; and (iv) Dime Group Limited, Blazing Star International Limited and Magic Pearl Enterprises Limited (each being companies controlled by related trusts of Mr. Kuok's close relatives (within the meaning of the Takeovers Code)) held an aggregate of 162,000 Hang Seng Bank Shares.

(5)     Camay Wong is the wife of Dr. Peter Wong Tung Shun, a director of HSBC Asia Pacific.

(6)     Holdings, borrowings or lendings of relevant securities in Hang Seng Bank by discretionary fund managers, asset managers and principal traders and other entities within the HSBC Group (including but not limited to HSBC Asia Pacific) reflects the holdings as at 12 December 2025.

Among the 17,544,205 Hang Seng Bank Shares, 1,609,200 Hang Seng Bank Shares were held by HSBC Asia Pacific, 1,389,650 Hang Seng Bank Shares were held by HSBC Global Asset Management (UK) Limited, 380,600 Hang Seng Bank Shares were held by HSBC Global Asset Management (Hong Kong) Limited, 434,493 Hang Seng Bank Shares were held by HSBC International Trustee Limited, 2,172,469 Hang Seng Bank Shares were held by HSBC Trustee (Hong Kong) Limited, 298,200 Hang Seng Bank Shares were held by Internationale Kapitalanlagegesellschaft mbH, 773 Hang Seng Bank Shares were held by HSBC Nominees (Hong Kong) Limited and 11,258,820 Hang Seng Bank Shares were held by HSVM, in each case, in the ordinary course of business of the HSBC Group.

As at 12 December 2025, each of HSBC Global Asset Management (Hong Kong) Limited, HSBC International Trustee Limited, HSBC Trustee (Hong Kong) Limited and HSBC Nominees (Hong Kong) Limited was a subsidiary of HSBC Asia Pacific, while each of HSBC Global Asset Management (UK) Limited and Internationale Kapitalanlagegesellschaft mbH was a fellow subsidiary of HSBC Asia Pacific. As at 12 December 2025, HSVM was a wholly-owned subsidiary of Hang Seng Bank, and was therefore a majority-owned subsidiary of HSBC Asia Pacific.

Holdings, borrowings or lendings of relevant securities in Hang Seng Bank by HSBC Asia Pacific and HSBC Asia Pacific Concert Parties in this announcement exclude any holdings, borrowings or lendings on a non-discretionary basis for and on behalf of its clients. As at 12 December 2025, the HSBC Group (including but not limited to HSBC Asia Pacific and the Hang Seng Bank Group) held approximately 387,762,601 Hang Seng Bank Shares on a non-discretionary basis for and on behalf of its clients.

(7)     BofA Securities and Goldman Sachs are joint financial advisers to HSBC Holdings and HSBC Asia Pacific in connection with the Proposal.

BofA Securities, and the members of the BofA Securities group are presumed to be acting in concert with HSBC Asia Pacific in relation to Hang Seng Bank under class (5) of the definition of "acting in concert" under the Takeovers Code (except in respect of Hang Seng Bank Shares held by exempt principal traders or exempt fund managers, in each case recognised by the Executive as such for the purpose of the Takeovers Code, and in respect of Hang Seng Bank Shares held on behalf of non-discretionary investment clients). The BofA Securities group (except in respect of Hang Seng Bank Shares held by exempt principal traders or exempt fund managers, in each case recognised by the Executive as such for the purpose of the Takeovers Code, and in respect of Hang Seng Bank Shares held on behalf of non- discretionary investment clients) held an aggregate of 10,217 Hang Seng Bank Shares (among which, 2,972 Hang Seng Bank Shares were held by Managed Account Advisors, LLC, 271 Hang Seng Bank Shares were held by Merrill Lynch, Pierce, Fenner & Smith Incorporated in the form of Hang Seng Bank ADSs, and 6,974 Hang Seng Bank Shares were held by Bank of America, National Association in the form of Hang Seng Bank ADSs) as at 12 December 2025. As at 12 December 2025, each of Managed Account Advisors, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association was an affiliate of BofA Securities; all were group companies of Bank of America Corp.

Goldman Sachs, and the members of the Goldman Sachs group are presumed to be acting in concert with HSBC Asia Pacific in relation to Hang Seng Bank under class (5) of the definition of "acting in concert" under the Takeovers Code (except in respect of Hang Seng Bank Shares held by exempt principal traders or exempt fund managers, in each case recognised by the Executive as such for the purpose of the Takeovers Code, and in respect of Hang Seng Bank Shares held on behalf of non-discretionary investment clients). The Goldman Sachs group (except in respect of Hang Seng Bank Shares held by exempt principal traders or exempt fund managers, in each case recognised by the Executive as such for the purpose of the Takeovers Code, and in respect of Hang Seng Bank Shares held on behalf of non-discretionary investment clients) held an aggregate of 21 Hang Seng Bank Shares (all of which were held by Folio, Investment Inc. in the form of Hang Seng Bank ADSs) as at 12 December 2025. As at 12 December 2025, Folio, Investment Inc. was a member of the Goldman Sachs group.

(8)     Luanne Lim Hui Hung is an executive director and chief executive of Hang Seng Bank. Ms. Lim's positions with the Hang Seng Bank Group do not render her an HSBC Asia Pacific Concert Party. Neither do her current or past positions within the HSBC Group (excluding the Hang Seng Bank Group) render her an HSBC Asia Pacific Concert Party. Both Ms. Lim and HSBC Asia Pacific confirm that Ms. Lim is not acting in concert with HSBC Asia Pacific. Accordingly, the Hang Seng Bank Shares held by Ms. Lim will form part of the Code Disinterested Shares. However, in the light of her position held within the HSBC Group entities, Ms. Lim will abstain from voting at the Hang Seng Bank Court Meeting in respect of her own beneficial holdings in the Hang Seng Bank Shares. She confirms that she would otherwise intend to vote for the Proposal and the Scheme at the Hang Seng Bank Court Meeting in respect of her own beneficial holdings in the Hang Seng Bank Shares.

(9)     The HSBC Asia Pacific Non-Scheme Shares will not form part of the Scheme Shares. The other Hang Seng Bank Shares in issue as at the Scheme Record Date (including but not limited to the HSBC Asia Pacific Scheme Shares and all the Hang Seng Bank Shares held by the HSBC Asia Pacific Concert Parties) will form part of the Scheme Shares.

Under the Scheme, part of the issued share capital of Hang Seng Bank will, on the Scheme Effective Date, be reduced by cancelling and extinguishing the Scheme Shares. Immediately after such cancellation and extinguishment, the issued share capital of Hang Seng Bank will be restored to the amount immediately before such cancellation and extinguishment by the allotment and issue by Hang Seng Bank to HSBC Asia Pacific (or its nominee) of such number of new Hang Seng Bank Shares as is equal to the number of the Scheme Shares cancelled and extinguished on the Scheme Effective Date. The reserve created in Hang Seng Bank's books of account as a result of the capital reduction will be applied in paying up in full the new Hang Seng Bank Shares so allotted and issued to HSBC Asia Pacific (or its nominee). The shareholding of HSBC Asia Pacific immediately upon the Scheme becoming binding and effective represents the HSBC Asia Pacific Non-Scheme Shares and the aforementioned new Hang Seng Bank Shares allotted and issued to HSBC Asia Pacific (or its nominee) as is equal to the number of the Scheme Shares cancelled and extinguished under the Scheme.

(10)   As of 12 December 2025, there were 667,335,960 Ordinance Disinterested Shares in issue (representing approximately 35.6304% of the total issued share capital of Hang Seng Bank), subject to the qualifications set out in this table.

(11)   All percentages in the above table are subject to rounding adjustments and may not add up to 100%.

Holdings in warrants or derivatives in respect of Hang Seng Bank Shares by HSBC Asia Pacific and the HSBC Asia Pacific Concert Parties as at 12 December 2025

				Number of
		Reference		underlying	Approximate
		Price/		reference	percentage
		Exercise		Hang Seng Bank	of Hang Seng
		Price	Long position/	Shares to	Bank's issued
Entity	Maturity Date	(HK$)	short position	which it relates	share capital
					(%)
HSBC Asia Pacific	5 March 2026	113.20	Long	921,000	0.049
HSBC Asia Pacific	30 July 2026	118.916	Long	6,280	0.000
HSBC Asia Pacific	2 September 2026	115.00	Long	108,696	0.005
HSBC Asia Pacific	2 October 2026	131.676	Long	234,840	0.012

Borrowing or lending of any Hang Seng Bank Shares or any convertible securities, warrants, options or derivatives in respect of Hang Seng Bank Shares, save for any borrowed Hang Seng Bank Shares or any convertible securities, warrants, options or derivatives in respect of Hang Seng Bank Shares which have been either on-lent or sold, by HSBC Asia Pacific and the HSBC Asia Pacific Concert Parties as at 12 December 2025

Name of holder	Nature of transaction	Number of Hang Seng Bank Shares to which it relates	Approximate percentage of Hang Seng Bank's issued share capital (%)
HSBC Bank plc	Borrowing	301,687	0.016

As at 12 December 2025 (being the Latest Practicable Date), save as disclosed above:

(a)   save for the relevant securities of Hang Seng Bank which were held by (i) members of the Hang Seng Bank Group for and on behalf of non-discretionary clients (including, for example, as a custodian or a non-discretionary trustee) and (ii) any member of the BofA Securities group or the Goldman Sachs group for and on behalf of their respective non-discretionary clients, no subsidiary of Hang Seng Bank, no pension fund of Hang Seng Bank or of a subsidiary of Hang Seng Bank and no person who is presumed to be acting in concert with Hang Seng Bank by virtue of class (5) of the definition of "acting in concert" under the Takeovers Code or who is an associate of Hang Seng Bank by virtue of class (2) of the definition of "associate" under the Takeovers Code (but excluding any exempt principal traders and exempt fund managers) owned or controlled any Hang Seng Bank Shares or any convertible securities, warrants, options or derivatives in respect of any Hang Seng Bank Shares;

(b)   no fund manager (other than exempt fund managers) connected with Hang Seng Bank managed any Hang Seng Bank Shares or any convertible securities, warrants, options or derivatives in respect of any Hang Seng Bank Shares on a discretionary basis;

(c)   save for the relevant securities of Hang Seng Bank which were held by (i) members of the HSBC Group and the Hang Seng Bank Group for and on behalf of non-discretionary clients (including, for example, as a custodian or a non-discretionary trustee) and (ii) any member of the BofA Securities group or the Goldman Sachs group for and on behalf of their respective non-discretionary clients, neither HSBC Asia Pacific nor any HSBC Asia Pacific Concert Party owned, controlled or had direction over any Hang Seng Bank Shares or any convertible securities, warrants, options or derivatives in respect of any Hang Seng Bank Shares; and

(d)   save in respect of the relevant securities of Hang Seng Bank which were held by (i) any member of the HSBC Group or the Hang Seng Bank Group for and on behalf of its non-discretionary clients (including, for example, as a custodian or a non-discretionary trustee) and (ii) any member of the BofA Securities group or the Goldman Sachs group for and on behalf of their respective non- discretionary clients, none of HSBC Asia Pacific or the HSBC Asia Pacific Concert Parties had borrowed or lent any Hang Seng Bank Shares or any convertible securities, warrants, options or derivatives in respect of Hang Seng Bank Shares, save for any borrowed Hang Seng Bank Shares or any convertible securities, warrants, options or derivatives in respect of Hang Seng Bank Shares which have been either on-lent or sold.

DEALINGS IN HANG SENG BANK SHARES

Dealings in Hang Seng Bank Shares

●       Dealings by HSBC Asia Pacific, the directors of HSBC Asia Pacific or the HSBC Asia Pacific Concert Parties (excluding any members of the Hang Seng Bank Group) on 11 December 2025 and 12 December 2025

Entity	Date of transaction	Nature of transaction	Number of Hang Seng Bank Shares involved	Transaction price
Internationale Kapitalanlagegesellschaft mbH	12 December 2025	Sell	600	152.85

●      Dealings by the Hang Seng Bank Group on 11 December 2025 and 12 December 2025

Entity	Date of transaction	Nature of transaction	Number of Hang Seng Bank Shares involved	Transaction price
HSVM	11 December 2025	Buy	200	152.70
HSVM	11 December 2025	Buy	2,800	152.70
HSVM	11 December 2025	Buy	600	153.00
HSVM	11 December 2025	Buy	1,206	153.00
HSVM	11 December 2025	Buy	1,206	153.00
HSVM	11 December 2025	Buy	12,060	153.00
HSVM	11 December 2025	Buy	8,442	153.00
HSVM	11 December 2025	Buy	1,206	153.00
HSVM	11 December 2025	Buy	1,206	153.00
HSVM	11 December 2025	Buy	1,206	153.00
HSVM	11 December 2025	Buy	1,206	153.00
HSVM	11 December 2025	Buy	1,206	153.00
HSVM	11 December 2025	Buy	18,090	153.00
HSVM	11 December 2025	Sell	1,206	153.00
HSVM	11 December 2025	Sell	1,206	153.00
HSVM	11 December 2025	Sell	2,412	153.00
HSVM	11 December 2025	Sell	24,120	153.00
HSVM	11 December 2025	Sell	15,678	153.00
HSVM	11 December 2025	Buy	7,240	153.00
HSVM	12 December 2025	Buy	3,620	153.00
HSVM	12 December 2025	Buy	1,206	153.00
HSVM	12 December 2025	Buy	12,060	153.00
HSVM	12 December 2025	Buy	1,206	153.00
HSVM	12 December 2025	Buy	1,206	153.00
HSVM	12 December 2025	Buy	13,266	153.00
HSVM	12 December 2025	Buy	1,206	153.00
HSVM	12 December 2025	Buy	2,412	153.00
HSVM	12 December 2025	Sell	1,206	153.00
HSVM	12 December 2025	Sell	1,206	153.00
HSVM	12 December 2025	Sell	1,206	153.00
HSVM	12 December 2025	Sell	96,480	153.00
HSVM	12 December 2025	Sell	4,824	153.00

For the avoidance of doubt, the above dealings in the relevant securities of Hang Seng Bank which were conducted by entities within the HSBC Group (including the Hang Seng Bank Group) were conducted pursuant to waivers and consents granted by the Executive as set out in the announcement of HSBC Asia Pacific dated 27 November 2025 and the announcement of Hang Seng Bank dated 27 November 2025 respectively (except for the dealings in the Hang Seng Bank Shares by funds for which Internationale Kapitalanlagegesellschaft mbH acts as the fund administrator who has delegated and outsourced its trading discretion to third party asset managers while retaining voting discretion over such Hang Seng Bank Shares).

On 11 December 2025 and 12 December 2025 (being the Latest Practicable Date), save as disclosed above:

(a)   save for any dealings in the relevant securities of Hang Seng Bank by (i) any member of the Hang Seng Bank Group conducted for and on behalf of its non-discretionary clients (including, for example, as a custodian or a non-discretionary trustee) and (ii) any member of the BofA Securities group or the Goldman Sachs group conducted for and on behalf of their respective non-discretionary clients, no subsidiary of Hang Seng Bank, no pension fund of Hang Seng Bank or of a subsidiary of Hang Seng Bank and no person who is presumed to be acting in concert with Hang Seng Bank by virtue of class (5) of the definition of "acting in concert" under the Takeovers Code or who is an associate of Hang Seng Bank by virtue of class (2) of the definition of "associate" under the Takeovers Code (but excluding any exempt principal traders and exempt fund managers) had dealt for value in any Hang Seng Bank Shares or any convertible securities, warrants, options or derivatives in respect of any Hang Seng Bank Shares;

(b)   no fund manager (other than exempt fund managers) connected with Hang Seng Bank who managed any Hang Seng Bank Shares or any convertible securities, warrants, options or derivatives in respect of any Hang Seng Bank Shares on a discretionary basis had dealt for value in any Hang Seng Bank Shares or any convertible securities, warrants, options or derivatives in respect of any Hang Seng Bank Shares; and

(c)   save for any dealings in the relevant securities of Hang Seng Bank by (i) any member of the HSBC Group or the Hang Seng Bank Group conducted for and on behalf of its non-discretionary clients (including, for example, as a custodian or a non-discretionary trustee) and (ii) any member of the BofA Securities group or the Goldman Sachs group conducted for and on behalf of their respective non-discretionary clients, none of HSBC Asia Pacific, the directors of HSBC Asia Pacific or the HSBC Asia Pacific Concert Parties had dealt for value in any Hang Seng Bank Shares or any convertible securities, warrants, options or derivatives in respect of any Hang Seng Bank Shares.

CLARIFICATION OF CERTAIN DEALINGS INFORMATION DISCLOSED IN THE SCHEME DOCUMENT

HSBC Holdings and HSBC Asia Pacific would like to clarify that certain dealings information disclosed in the Scheme Document had minor inadvertent omissions, and the aggregate dealings of HSBC Global Asset Management (UK) Limited during the week of 9 April 2025 to 15 April 2025 should have been as follows (with revisions highlighted in bold and underlined):

Entity	Period of transaction	Nature of transaction	Number of Hang Seng Bank Shares involved	Highest price per Hang Seng Bank Share	Lowest price per Hang Seng Bank Share
HSBC Global Asset Management (UK) Limited	9 April 2025 to 15 April 2025	Buy	6,300	99.10	93.80

WARNING: Shareholders of and/or potential investors in HSBC Holdings and Hang Seng Bank should be aware that the Proposal will only be implemented if all the Conditions are satisfied or (if applicable) waived on or before the Conditions Long Stop Date. Shareholders of and/or potential investors in HSBC Holdings and Hang Seng Bank should therefore exercise caution when dealing in the securities of HSBC Holdings and Hang Seng Bank respectively. Persons who are in doubt as to the action they should take should consult their licensed securities dealer, registered institution in securities, bank manager, solicitor, professional accountant and/or other professional adviser.

For and on behalf of                                                       For and on behalf of
HSBC Holdings plc                                                       Hang Seng Bank Limited

Brendan Nelson                                                              Edward Cheng Wai Sun
Group Chairman                                                              Chairman

For and on behalf of
The Hongkong and Shanghai Banking Corporation Limited

Dr. Peter Wong Tung Shun
Non-executive Chairman

The board of directors of HSBC Holdings plc as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

*  Independent non-executive Chair
†     Independent non-executive Director

The board of directors of HSBC Asia Pacific as at the date of this announcement comprises: Dr. Peter Wong Tung Shun#, David Gordon Eldon*, David Liao Yi Chien, Surendranath Ravi Rosha, Paul Jeremy Brough*, Judy Chau Lai Kun*, Edward Cheng Wai Sun*, Sonia Cheng Chi Man*, Choi Yiu Kwan*, Andrea Lisa Della Mattea*, Manveen (Pam) Kaur#, Rajnish Kumar*, Beau Kuok Khoon Chen*, Fred Lam Tin Fuk* and Annabelle Long Yu*.

#     Non-executive Directors
*  Independent Non-executive Directors

The Hang Seng Bank Board as at the date of this announcement comprises: Edward Cheng Wai Sun* (Chairman), Luanne Lim Hui Hung (Chief Executive), Cordelia Chung*, Kathleen Gan Chieh Huey#, Clement Kwok King Man*, Patricia Lam Sze Wan*, David Liao Yi Chien#, Lin Huey Ru*, Saw Say Pin (Chief Financial Officer), Wang Xiao Bin* and Catherine Zhou Rong#.

#     Non-executive Directors
*  Independent Non-executive Directors

Hong Kong, 17 December 2025

HSBC Holdings plc
Registered Office and Group Head Office: 8 Canada Square, London E14 5HQ,
United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with
limited liability. Registration number 617987

Hang Seng Bank Limited
恒生銀行有限公司
Registered Office and Head Office:
83 Des Voeux Road Central, Hong Kong
Incorporated in Hong Kong with limited liability

The Hongkong and Shanghai Banking Corporation Limited
香港上海滙豐銀行有限公司
Registered Office and Group Head Office: 1
Queen's Road Central, Hong Kong
Incorporated in Hong Kong with limited liability

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 17 December 2025